Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

CBOE Earnings Call Transcript

OPERATOR:  Good morning, and welcome to the CBOE 2016 Financial Results Conference Call. All participants will be on listen only mode. [Operator Instructions] Should you need assistance, please [INDISCERNIBLE] by pressing the * key followed by zero. After today’s presentation there will be an opportunity to ask questions. To ask a question you may press * then 1 on your telephone keypad. To withdraw your question, please press * then 2. Please note, this event is being recorded. I would now like to turn the conference over to Deb Koopman. Miss Koopman, please go ahead.

DEBBIE KOOPMAN:  Thank you. Good morning, and thank you for joining us for our Third Quarter 2016 Earnings Conference Call. On the call today, Ed Tilly, our CEO, will provide an update on our strategic initiative for 2016. Alan Dean, our Executive Vice President and CFO, will review our third quarter 2016 financial results. Following their comments, we will open the call to Q&A. Also joining us for Q&A are Ed Provost, President and COO, and John Deters, Chief Strategy Officer and Head of Corporate Initiatives.

In addition, I’d like to point out that the presentation will include the use of several slides. We will be showing the slides and providing commentary on each. A downloadable copy of the slide presentation is available on the investor relations portion of our website.

As a preliminary note, you should be aware that this presentation contains forward-looking statements regarding intentions, beliefs, and expectations or predictions for the future of CBOE Holdings and Bats Global Markets, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing optimization of the combined businesses, expected pro forma revenue, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing.

Forward-looking statements represent our current judgment on what the future may hold and while we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain assumptions, risks and uncertainties. Actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Please refer to CBOE’s and Bat’s filings with the SEC for a full discussion of the factors that may affect any forward-looking statements.

Now, I’d like to turn the call over to Ed Tilly.

ED TILLY:  Thank you, Debbie. Good morning and thank you for joining us today.

I am pleased to report on a solid third-quarter 2016 at CBOE Holdings, with adjusted earnings per share of $0.58 on revenue of $156 million, against the backdrop of choppy volatility and very challenging year-over-year quarterly comparisons.  In the third quarter last year, CBOE had record high financial results as well as record highs in SPX and VIX options and futures trading, while Brexit driven spikes in volatility drove increased trading in the second quarter of this year.  Against those comparisons, overall trading at CBOE for the third quarter declined year-over-year and from the previous quarter.

However, year-to-date trading in our index suite is up 5 percent, led by an increase of 14 percent in VIX futures trading, and continues to outpace multiply-listed volume traded industrywide, which is down 4 percent.

Throughout the quarter we made notable progress in advancing our growth strategy, beginning with our planned acquisition of Bats Global Markets, which we announced on September 26th.  We are pleased by the very positive response to the acquisition we received from industry participants who appreciate the anticipated benefits of combining Bats’ U.S. and European equities, ETF trading, global FX platform with CBOE’s wide array of index options and services and multi-asset volatility products.  The acquisition has the potential to significantly expand and diversify our product line, broaden our reach with Bats’ market-leading European presence and increase our non-transactional revenue stream, while enabling us to streamline the combined company’s technology and enhance our strong growth and margin profile.

We continue to work through the steps necessary to complete the transaction in the first half of 2017 and, on a parallel track, to position the company for optimal success immediately following the closing.  An integration team comprised of CBOE and Bats employees is mapping out plans aimed at efficiently maximizing synergies and revenue opportunities for the combined company. I am pleased to report that as we work our way through this process, we continue to believe that we are combining two very complementary and like-minded companies.  There is mutual respect for the best-in-class innovation that each company brings to the marketplace, and we are thrilled by the opportunities that we expect will result from uniting two extremely dynamic and innovative cultures.

It is important to note that the multitude of opportunities afforded us by the Bats deal squarely fit into our strategy to develop unique products, expand our customer base and leverage alliances that complement our core business.  We see the Bats acquisition as an accelerant of our forward momentum that significantly expands the opportunities on our strategic path.  We are even more enthusiastic about CBOE’s mission to provide innovative products that facilitate and enhance trading in the global marketplace given the additional strengths we believe we can bring forward once the transaction is completed.

Product development remains -- and will remain -- key to our value proposition. I will take a few moments here to highlight recent progress made in that regard.  On October 26 we launched the CBOE S&P 500 Smile Index, a premium-capture strategy index constructed to perform in both bull and bear markets.  The CBOE Smile Index is based on the steepness of the curve of implied volatilities of the S&P 500 SPX options, which generally looks like a “smile.”   As with all of our strategy benchmarks, the Smile Index is meant to be used by asset managers as a road map to drive the use of our proprietary products -- in this case SPX options.

In September we expanded our global-based index offerings with the launch of options on the FTSE Emerging Index, which tracks the performance of large and mid-cap companies from advanced and secondary emerging markets.

In August, CBOE’s asset management affiliate, CBOE Vest Financial, launched the CBOE Vest S&P 500 Buffer Protect Strategy Fund, the first mutual fund designed to provide investors with index-based buffer protection.  The new index-based fund provides a risk-managed investment that seeks to protect against some downside losses in the S&P 500 Index, while still participating in potential upside.

On October 18, CBOE Vest launched the CBOE Vest Defined Distribution Strategy Fund, which seeks to generate consistent monthly distributions while preserving capital over the long-term. The fund’s strategy is implemented by using proprietary SPX options and is designed to appeal to investors seeking income in a low interest-rate environment.

We view target-based investing as a major trend that will further democratize the use of many of our products, as it can offer the benefits of options trading, while substantially reducing its complexity.

Furthermore, our proprietary product offering and expertise in developing options-based strategy performance benchmarks, combined with our CBOE Vest partnership, uniquely positions CBOE to define and lead target-based outcome investing in the options space.

We continue to expand our global customer base through joint trading and educational services with our index provider partners.

Since becoming the sole U.S. provider of options on the MSCI Emerging Markets Index and the MSCI EAFE Index, we have concentrated our business development and educational efforts on growing customer awareness in these products, which add a significant international dimension to our index options franchise.  I’m pleased to note that we have begun to see growing traction in MSCI trading.

This quarter, we plan to build on that success by broadening distribution of data on these widely followed indexes through CBOE’s Market Data Express service to provide real-time values of the underlying indexes to broker-dealers and their customers. Our efforts will supplement those of MSCI’s distribution service, which are focused on institutional trading desks.

Our MSCI, SPX, FTSE Russell and VIX products were prominently featured in last month’s 5th annual CBOE RMC Conference in Europe, which drew many of Europe’s foremost volatility and derivatives traders, strategists and researchers. We are now preparing for our second annual RMC Asia, which begins November 30th in Hong Kong.

Touching briefly on the successful launch of CurveGlobal on September 26th.   You’ll recall that CBOE partnered with the London Stock Exchange Group and major dealer banks in the development of CurveGlobal, which we believe provides customers with an interest rate trading alternative that offers increased trading efficiencies and reduced transaction costs.

We are pleased that there has been trading on CurveGlobal from day one and we look forward to potentially developing new products for the platform, introducing it to our U.S. customer base, and participating in its expected growth.

In closing, I will reiterate that our mission is to provide innovative products that facilitate and enhance trading in the global marketplace.  We remained faithful to that vision this quarter by broadening access to our marketplace, developing new products, and providing customers with market data to enhance their trading experience.  Lastly, we took a major step forward in advancing our global mission with our planned acquisition of Bats Global Markets.  We believe the Bats transaction, combined with CBOE’s leadership in index trading and global reputation as the go-to place for trading market volatility, will galvanize our company’s efforts to develop new trading products, opportunities and efficiencies for our customers and to reward stockholders for years to come. With that, I will turn it over to Alan Dean.

ALAN DEAN:  Thanks Ed and good morning everyone.

I am pleased to provide an overview of our third-quarter financial results.  Although overall results were below last year’s record-setting quarter, it was a solid quarter.  Operating revenue came in at $156.2 million versus $187.0 million in last year’s third quarter.  Adjusted operating income was $74.8 million compared with $101.1 million last year.  Adjusted operating margin was 47.9 percent against 54.1 percent in the third quarter of 2015.   Adjusted diluted earnings per share came in at $0.58 per share versus $0.76 per share for the same period last year.

Before I continue, let me point out that our GAAP results reported for the third quarter of 2016 include certain unusual items that impact the comparison of our financial results and that we believe are not indicative of our core operating performance.  These items are detailed in our non-GAAP information provided in the press release and in the appendix of our slide deck.  Looking at our results further, starting with operating revenue, the main driver of the year-over-year variance was more muted trading volume across our suite of products.

Transaction fees were down $32.9 million, or 23 percent, compared with the third quarter of 2015, driven by a 12 percent decrease in both the average revenue per contract (or RPC) and total trading volume.

Looking at volume by product category, our higher-RPC proprietary products, index options and futures, were down 21 percent and 7 percent, respectively, compared with last year’s third quarter.  For the multiply-listed products, options on exchange-traded products decreased 11 percent while equity options were relatively unchanged.  However, as Ed pointed out, year-to-date trading volume in index options are up 5 percent while VIX futures are up 14 percent.

Our blended RPC, including options and futures, was 37.8 cents versus 43.1 cents in last year’s third quarter and 40.5 cents in the second quarter.  The decrease in RPC primarily reflects a shift in the mix of trading volume, with our highest RPC products, index options and futures contracts, accounting for 40.7 percent of contracts traded in this year’s third quarter compared with 44.6 percent in last year’s third quarter and 42.9 percent in the previous quarter.  Furthermore, the RPC for multiply-listed options (equity options and exchange-traded products) decreased 49 percent versus last year’s third quarter and 25 percent compared with the prior quarter, primarily due to the mix of account type and higher volume discounts and incentives.

Revenue per contract at CFE, our futures exchange, increased 4 percent to nearly $1.71 from $1.65 in last year’s third quarter, reflecting lower rebates linked to volume and account type.

Despite the shift in trading volume, the revenue contribution from our proprietary products increased, accounting for 90.0 percent of total transaction fees in the quarter, up from 84.0 percent in the third quarter of 2015 and 87.9 percent in the second quarter of 2016.

Looking at some of the other factors influencing operating revenue, market data revenue increased by $1.1 million, regulatory fees were up $900,000 and exchange services and other fees increased by $600,000, while other revenue was down $400,000.

The increase in market data revenue was primarily driven by CBOE’s higher share of OPRA market data, as well as continued growth in market data revenue derived from proprietary index values.

The increase in exchange services and other fees was largely due to revenue contributed from CBOE Livevol technology services, a 2015 acquisition we anniversaried in early August.

Turning to expenses, this next slide details adjusted operating expenses of $81.4 million for the third quarter, a decrease of $4.5 million or 5 percent, compared with $85.9 million in last year’s third quarter.  The decrease largely reflects lower costs for compensation and benefits, depreciation and amortization and royalty fees.

The decline in amortization and depreciation expense is mainly due to the final write-off of certain regulatory software.

Core operating expenses were $51.6 million, an increase of $500,000 or 1 percent, compared with the third quarter of 2015.

This change primarily reflects increases of $1.2 million in travel and promotional expenses and $400,000 in facilities costs, primarily offset by a decrease of $1.5 million in compensation and benefits. The decline in compensation and benefits was largely due to lower incentive-based compensation expenses, which are aligned with our financial performance. The increase in travel and promotional expenses primarily reflects higher costs for advertising and special events versus last year’s third quarter.

Looking at our guidance for core expenses, we now expect to be slightly below the guidance range of $211 to $215 million for the year.  In addition, we expect to be slightly below our guidance range of $46 to $48 million for depreciation and amortization.

Looking at volume based-expenses, royalty fees decreased by $2.4 million, or 11 percent, compared with the same period last year, primarily due to lower trading volume in licensed index products, which were down 19 percent versus last year’s third-quarter volume.  In addition, the royalty rate per licensed contract traded increased to 16.1 cents this quarter, up from 14.6 cents in last year’s third quarter and 15.5 cents in the previous quarter, due to a shift in the mix of licensed index products traded.

Turning to the balance sheet, we finished the quarter with cash and cash equivalents of $73 million, compared to $52 million at the end of the second quarter and $102 million at the end of 2015.

Through the first nine months of the year we generated net cash flows from operating activities of $174 million, down from $194 million in the same period last year, primarily due to a decline in net income.

As we continue our efforts to effectively allocate our resources to drive shareholder value, year-to-date through September 30, we used $36 million for capital expenditures, $58 million to pay dividends and $65 million to repurchase our stock. At September 30, we had approximately $97 million remaining under our existing share repurchase authorizations, which is unchanged from June 30.

We suspended our share repurchase program in connection with our pending transaction with Bats.  Going forward, we may make opportunistic share repurchases, although we intend to direct our capital resources towards paying down the $1.65 billion of debt we plan to take on as a part of the Bats transaction.

Looking at capital expenditures through the end of the year, we expect to be slightly below our guidance range of $47 to $49 million for the year.

The majority of our capital spending continues to be systems related, particularly with the ongoing development of the CBOE Vector trading platform.  Previously, we notified our market participants that we expected Vector to be up and running for CFE, our futures exchange, in March of 2017.  In light of our planned acquisition of Bats, we have suspended the launch of Vector for CFE.  While we are continuing the development of CBOE Vector until the Bats transaction closes, under the combined company, we plan to incorporate the functionality offered by both platforms and migrate onto the proprietary Bats’ technology, ultimately allowing customers to trade through a single platform.

Going forward, we expect to maintain a strong balance sheet and we plan to keep debt levels in line with an investment grade profile to maintain the flexibility for capital expenditures, dividend payments, opportunistic share repurchases and other strategic initiatives.

In closing, we will continue to take a balanced and prudent approach to our capital allocation strategy, which includes evaluating all alternatives to create long-term value for our shareholders.

With that, we thank you for your time and attention this morning and I will turn it back to Debbie for instructions on the Q&A portion of the call.

DEBBIE KOOPMAN:  Thank you. At this point, we would be happy to take questions.  We ask that you please limit your questions to one per person to allow time to get to everyone.  Feel free to get back into the queue, and if time permits, we’ll take a second question. Operator?

OPERATOR:  Thank you. We will now begin a Question & Answer session. To ask a question, press * then 1 on your touchtone phone. If you’re using a speaker phone, please pick up your headset before pressing the keys. To withdraw the question, please press * than 2. At this time we will pause momentarily to assemble the roster. And this morning’s first question comes from Rich Repetto with Sandler O’Neill.

RICH REPETTO:  Good morning, Ed and good morning Alan and John. Hey, I guess the question – well, first, can I humbly ask two questions and you just pick the one you want?

DEBBIE KOOPMAN:  No, Rich, you have to pick.

ALAN DEAN:  Rich, we’ll get both of them. Go ahead.

RICH REPETTO:  No, just one question. It’s been a little bit over a month since the Bats acquisition was announced and we talked about it on the call then, about the potential for multiple compression. And you have seen the stock go down by about 11.5 percent from that date, September 26th I believe. So I guess the question is, what has the feedback been from the investment community? Is this in your range of slight multiple compression for the transaction?

ALAN DEAN:  Rich, this is Alan, largely the response from our shareholders, the investment community, has been extremely positive towards the Bats transaction. They like the fulfillment of our strategic objectives, the potential synergies, what we can become, the revenue opportunities that lie before us. So with few exceptions, very positive. On the stock price, sure, we were concerned about PE compression and our stock price has dropped from the announcement, but the entire sector, with the exception of Bats, has dropped in that period of time since September 28th or 26th, whatever that date was. Our forward PE is holding. It did drop slightly over that period of time, but so did every other exchange. So I wish business was a little bit stronger in October, but I don’t see the drop in our share price being really dependent or a result of our announcement of the Bats transaction.

RICH REPETTO:  Okay, fair enough. Thanks. I’ll get back in queue.

OPERATOR:  Thank you, and the next question comes from Chris Allen with Buckingham.

CHRIS ALLEN:  Good morning, everyone, I actually wanted to ask on Bats as well. It sounds like you’re working through just the different requirements to get the deal closed. I’m wondering what are the requirements, any potential to close sooner than the first half of ‘17 just given the quick turn-around time we saw with the NASDAQ ISE transaction?

ED TILLY:  Great question, obviously for us it’s being ready from an integration perspective as well. So the teams are working diligently on being prepared should we be able to close earlier. So while we’ve maintained that we are ready for the first half of ‘17, our planning is perhaps much more aggressive than that. Now, that said, it is very difficult to predict the various examinations and primarily an antitrust and the rule filings required for both Bats and CBOE’s perspective. So while we think things will go smoothly and eventually we will get through whatever the requirements are in an antitrust inspection, we will be ready to hit the ground running with an integration team that is preparing for an earlier close. So again, can’t get more specific other than to tell you we will be ready.

CHRIS ALLEN:  Thanks.

JOHN DETERS:  Maybe one more point on the procedural mechanics. This is John, by the way. On the procedural mechanics, just to remind people of what we discussed on the initial announcement call. We have shareholder votes for both companies. We anticipate those occurring likely in early 2017. Prior to that, obviously joint proxy registration statement to be filed. And we’re currently making the full host of regulatory approvals, applications for those approvals in the US and Europe. And on the 19th of October just recently both CBOE and Bats filed our notification report form under HSR to the FTC and Department of Justice. So things are moving along as anticipated.

CHRIS ALLEN:  Thanks, helpful.

OPERATOR:  Thank you. And the next question comes from Alex Blostein with Goldman Sachs.

ALEX BLOSTEIN:  Hey guys, good morning. So I appreciate the growth stats you guys highlighted across various products in the volume set, but I guess taking a step back, total revenues year to date up 1 percent and operating income is down a couple of percent. So when you take a step back can you spend a little bit more time just giving us a sense of what kind of organic growth opportunities you guys can see on the topline with the Bats combination.

ED TILLY:  Sure, so what we’ve really been focused on as part of the deal is really what these companies can do together, and the transaction is really bringing the complementary strengths of both of the companies. And if we look at those product lines and the opportunity, it’s really maintaining the core of what is CBOE, what have we done in the past, and that is to bring to the marketplace all of the products, services, benchmarks that we have done in the past. We will not lose sight of that. Bats as the second largest US operator in US equities operating a platform in Europe, that combination allows us from a business development perspective to reach across, to cross-sell, to develop new products and services that we wouldn’t be able to do together.

I’d love to give you a great example of businesses that we have been involved with in the past, and specifically we’ve been very much partners with ETP providers. And I think the greatest example of that for us is partnering with Barclays and the VXX, the most successful for us when we look at volatility ETPs that have been brought to the market. In partnering and helping design and being an integral part in bringing a concept like an ETP to market, or an ETN to market, we haven’t participated in the volume related to that ETN or ETP trading. With Bats’ listing platform, conceptually we can take the idea of a new ETN or ETP right from the birth of that idea, develop with our partner, list that ETN or ETP on our new listing exchange, participate then in the volume resulting from the trading of the ETP, the construction and the index services around that ETN or ETP, and then at the back end participate on the market data as a result.

So this ecosystem for CBOE product development now, beginning with the concept, moving to listing, all the way to market data, changes, because of this combination. Both of our companies really couldn’t do this alone, but that’s just an example of some of the opportunities that we look forward to in working with our new partner.

ALAN DEAN: Alex, this is Alan, I want to add a little bit more color around the year over year comparison that you started out with. You have to keep in mind that 2015 included the blowout third quarter, which included August of 2015. It was continuing drops in oil prices, questions about the economy in China. We set many volume records in the third quarter of last year. So that’s a tough comparison. And to be equal to the net this year compared to last year, when last year has that quarter, well, sure I’d like to be ahead, but we haven’t had the blowout quarter this year yet. I hope it’s in the fourth quarter, you never know when it’s going to happen, but it always does.

So I think it’s a little unfair to take the three quarter comparison last year to this year and then to draw any conclusions from it. We believe our core products, SPX and VIX, are continuing to grow in customers and users and we’re doing education to facilitate that growth. So I want to throw that out there and make sure that you understand the third quarter of 2015 is something that has to be considered.

ALEX BLOSTEIN:  Got it. No, I get the tough comps point, thanks. I’ll jump back in the queue.

OPERATOR:  Thank you. And the next question comes from Brian Bedell with Deutsche Bank.

BRIAN BEDELL:  Hi, good morning, folks. Just maybe a long the lines also of Bats. Maybe, Ed, if you can just talk a little bit more now that you’re past the announcement, on the multi-list strategy.  Obviously Bats is launching the auction mechanism later this quarter and then I think the game plan is to launch a complex order business in the middle of next year. Maybe if you could just comment on if that’s still the projected timeline and how the CBOE team is involved in that launch.

ED TILLY:  So to be really clear as our attorneys are staring me down right now, we’re not involved in the Bats decision on how to time the rollouts of their planned auction mechanism and/or spreadbook. But, now, part of the deal which we’re very much mindful of is the opportunity to operate these different medallions with different strategies. So we definitely, as part of the diligence, appreciate the timeline that Bats has already been public on, so our planning and the integration is certainly mindful of that. So the goal, as you know, and what we’ve said on September 26th, is to take CBOE’s very successful traditional market model, and through the acquisition, be able to offer alongside of that, Bats’ very successful maker-taker, time-price priority algorithm, and then having our two other medallions at the end of the acquisition be able to offer services and pricing schemes that are different than each of our most successful exchanges. So we are mindful of that rollout schedule. At the end of the day the goal is obviously to migrate all of these options – excuse the word options – all of these platforms onto one proven technology, that is the Bats platform, and look very much forward to explaining those differences and different schemes, algorithms and pricing to our combined customer base.

BRIAN BEDELL:  Okay, great, thank you.

OPERATOR:  Thank you, and the next question comes from Kyle Voigt with KBW.

KYLE VOIGT:  Hi, good morning, thanks for taking my question. Just a broad question on US options industry wide volume. Its multi list side is down 3.5 percent year over year so far in 2016 after a decline last year of 3 percent even with elevated volatility last year. And I appreciate that index option volumes are faring a bit better, I think growth of something like 3 percent this year. But the growth rates we’re seeing are still significantly below historical norms. So I’m just wondering if you can give some updated thoughts as to what’s going on in the options industry to cause this, and what it might take for the industry to return to more normal or historical growth rates.

ED PROVOST:  Hey, Kyle, this is Ed Provost, I’ll take a shot at that. It’s tough to try to discern the macro trends of the marketplace in general, but I think as was noted in this week’s Barrons in Steve Sears’ article about the increase in passive investing, there’s a general shift away from single stock trading toward more index-like trading and passive investing. I think a combination of the lower volatility and those general trends in the marketplace, it may explain why the overall option volume and multiply-listed classes is more muted. Not quite as muted in ETF options, and certainly as we’ve seen in our index products, we’ve seen great growth. So I’m going to say that the general trend toward passive investing and the generally muted volatility overall is probably the best explanation. But truthfully, I don’t know that any of us could know with 100 percent certainty. I can assure you that the OIC is very actively engaged in their educational activities around the multiply-traded options, while we focus very heavily on our proprietary products.

KYLE VOIGT:  Thanks.

OPERATOR:  Thank you, and the next question comes from Alex Cram with UBS:

ALEX CRAM:  Hey, good morning. Just very quick for Alan I guess. On the expenses, clearly you lowered the guidance. Maybe you can talk a little bit more about your thinking. Is this kind of like the industry volume environment is a little bit tougher so you started by cutting expense a little bit in the third quarter? Is it the Bats where you’re saying, hey, we’re cutting some of these projects? And then just connected to that, you still have a pretty decent ramp I think in the fourth quarter when you look at the low end of your guidance or even below that. So just to remind us what’s coming in the fourth quarter here that’s bringing that up. Thanks.

ALAN DEAN:  Well, so our approach towards expenses is the same in the third quarter and fourth quarter as it was a year ago. We are very careful about how we spend money. The $211 to $215 million spend, the guidance that we gave you earlier this year and that we maintain this year is expenses that we fully expected to spend. Part of the reduction from the guidance’s incentive compensation, which is in core expenses and it is somewhat variable because it’s tied to our net income, so that’s down a bit compared to what I thought it would be. It’s hard for me to point to any one item or group of items that would be going up in the fourth quarter compared to earlier this year. Other than it’s consistent with our business plan, what we’re thinking on expenses. So to come in slightly below the guidance that we gave you earlier this year, I feel pretty good about, and there isn’t a whole lot more clarity that I can give you beyond that.

ED TILLY:  This is Ed. Alex, good morning. I want to make a comment that the planning and looking forward to Bats and the combination, that does not sideline the core business that we’ve begun here. So our projects, anything that we had outlined as far as education, index services, new product creation, that remains on track. We know what we’re good at here. That’s going to be part of this business going forward with that. So all of the products that we have targeted for this year are online and we know that’s going to be core to the business going forward.

ALEX KRAMM:  All right, very good, I’ll jump back in the queue, thanks.

ED TILLY:  Thanks, Alex.

OPERATOR:  Thank you, and the next question comes from Michael Carrier at Bank of America Merrill Lynch.

SAMEER MURUKULTA:  Good morning, guys, this is actually Sameer Merkutla for Mike Carrier. Thanks for taking the question. I just wanted to focus on the balance sheet a bit and the capital management. I know in the near term, share repurchases will be put on hold until leverage comes down. However, Alan, do you have any updated thoughts on what you think your future minimum cash needs will be post the deal?

ALAN DEAN:  Not too far different from what we told you before, in the past I’ve said $40 to $70 million. I would move that up to maybe $50 to $100 million. So not a significant change, and certainly not impactful on how we approach capital allocation. Or, it wouldn’t be impactful on our ability to pay down debt or grow dividends as our business grows, or reinvest in our business or take advantage of strategic initiatives. So our cash requirements really aren’t changing that much.

SAMEER MURUKULTA:  Perfect, thanks.

OPERATOR:  Thank you, the next question comes from Christian [PH] Balloo with Credit Suisse.

CHRISTIAN BOLU:  Good morning, guys. On target-based investing, it feels like a very interesting opportunity for you. Maybe can you speak to what the bottom line contribution is today from the indexes that you have already launched? And then as you try and sell these indexes to asset managers, maybe speak to some of the pushback or challenges you are hearing from them.

JOHN DETERS: Chris, this is John Deters, I’ll take this one. So we really engage with a wide range of indexes.

Many are proprietary to CBOE, so basically CBOE inventions like the VIX, like the BuyWrite Index. Those indexes we license and we’ve got robust activity around licensing those indexes. And for other indexes we provide custom index services to third parties who come with ideas and need a sophisticated calculations services provider. We find that our independence in the index world certainly does position us well to be an index services provider to asset managers. And at the same time we really understand the strategies they’re applying because we’ve utilized index products in our markets in the form of futures and options, and now with our own asset management affiliate, with CBOE Vest, we’re utilizing many of those index-based strategies in packaged products of our own.

So we think touching on all parts of the index and packaged product ecosystem gives us kind of unique insight into the usage and needs of asset managers. Pushback, I’m not sure exactly what you had in mind, Chris, when you say pushback from asset managers?

CHRISTIAN BOLU:  Just more like any challenges that the asset managers are talking about that’s preventing them from pushing these products more.

JOHN DETERS: Yeah, well, I mean, one of the first challenges, really, as index strategies become more complex – for example, index strategies that incorporate options overlay components and various derivative overlays – there are a very small handful of index calculation services providers who can reliably service that need. So we’re actually kind of selling into an accommodative market, if you will, because we’ve provided those services for a good many years and we’re very confident in our team and our ability to perform those services.

CHRISTIAN BOLU:  Okay, great, great, thanks for all the color, very helpful.

JOHN DETERS:  Thanks, Chris.

OPERATOR:  Thank you, and the next question comes from Rob Ruchow with CLSA.

ROB RUTSCHOW:  Hey, good morning. Just a question on compensation. I believe the incentive company is tied to the pre-tax income level. So I’m wondering if you changed your accruals in the third quarter if there was any reversals or whether that would be a catch-up at the end of the year if you come in below the target?

ALAN DEAN:  Great question, Rob, you’re right, that is tied to pre-tax income goals that we set at the beginning of the year. There weren’t reversals; instead I’d say we didn’t accrue as much as we would have liked to because on a year to date basis pre-tax income is lower than our goal. So I don’t see a catch-up in the 4th quarter and last pre-tax income is wonderful, I hope it is. I hope I miss our core expense [Indiscernible] [laughter] because of incentive compensation being a lot higher than I expect right now.

ROB RUTSCHOW:  Okay, thank you.

OPERATOR:  Thank you, and the next question comes from Chris Harris, of Wells Fargo.

CHRIS HARRIS:  Thanks, hey guys, sorry I got on late, so apologies if this was asked. So the expenses growth for this year on a core basis around seven-ish percent or so maybe, I know we’re not giving official guidance on ‘17 yet, but if you think about the trajectory, were there some things that were included in the expense base this year that would maybe not be flowing into next year? I think Vector might be one. So any thoughts as to how we should maybe be thinking about the trajectory of expense risk going into next year?

ALAN DEAN:  Great question. No, Vector was not a factor in our expense growth this year versus last year. Everything we’ve done on Vector so far, with the exception of some upfront planning, has all been capitalized and is resting on our balance sheet. So, no. What happened this year, what accounts for the 7 percent growth, which is higher than the inflationary rate, which is our goal of core expense growth year over year, what’s happened this year is a couple of things.

We had growth in regulatory expenses tied to outsourcing of what we do over to FINRA, and it was contractual. But that was offset by our ability to increase revenues, but that was part of it. The other part was Livevol. We purchased Livevol August of last year, so we have a full year of expenses of Livevol this year versus only four months last year. That’s another reason for the outsized expense growth. And then the last one -- and I should add, Livevol has revenue, which completely offset the expense, so no impact -- Vest is adding to expenses to us this year. We started consolidating the results into our financial statements earlier this year, I think it was February, and so that’s having a minor impact in our expense growth this year. So next year, our goal on expense growth year over year is that inflationary rate, that 3 to 5 percent, actually I feel a lot better at 3 than I do at 5.

But that’s our goal, that hasn’t changed in the 6-1/2 years that we’ve been a public company, that’s always been our goal. Because if you don’t control expenses, then the operating leverage that exchanges enjoy, and certainly we do as well, you lose out on some of that if you lose control of expenses. So we’re mindful of that and so, no, there should be no surprises next year. If there are, then they have revenue attached to them or some other mitigating factor.

CHRIS HARRIS:  Thank you.

OPERATOR:  Thank you. And the next question comes from Patrick O’Shaughnessy with Raymond James.

PATRICK O’SHAUGHNESSY:  Hey, good morning, guys.  I have a question about what you’re seeing out there from retail right now, because we’ve had a couple of interesting consolidating deals in the retail broker space. Ameritrade really wants to cross-sell its options capability to Scottrade customers. E-Trade wants to leverage OptionsHouse to generate more options trade from its customers. So that seems like it would be a positive, but then maybe as a head wind, it seems like maybe we’re seeing futures as an alternative to options a little bit more in the retail space, and CME is talking about a big retail initiative. So what are you seeing out there from retail right now?

ED PROVOST:  Patrick, Ed Provost again. So, yeah, those mergers and consolidations we’ve seen as having options and derivatives as a significant driving force. We know that the brokerage firms see these products that we provide here as significant contributors to their bottom line, looking to optimize both technology and clients under a single trading platform. So we look at that as all very positive for our business. And we see and support the promotion of our products through those firms. So we’re very, very pleased with that. As to the futures initiatives in options, the futures exchanges, we’ve observed that, we are aware of that. We monitor that, we engage with our clients about their use of that. We do not see any degradation of our volume or movement of our volume from our products on the securities side to the CFTC side. We actually think it could be complimentary to our business where there’s cross hedging and opportunities like that. All of what we’re seeing in the brokerage business in terms of the consolidations we think speak very positively to our products, and we think the growth of our products has something to do with those transactions taking place.

ED TILLY:  This is Ed, I’d like to add a little bit to that. So the way we view any change in education or focus in education that is moving customers into broad-based trading and hedging, we’re in favor. Any opportunity to grow this pie as opposed to just moving like in the multi-asset space, moving flow around and market share around, we are very much the educators. We align ourselves and partner with the retail firms. So if we can bring new users to the marketplace, that’s what we will be participating and helping our retail partners with.

PATRICK O’SHAUGHNESSY: That’s very helpful, thank you.

OPERATOR:  Thank you, and we have a follow up question from Alex Cram with UBS.

ALEX KRAMM:  Oh, hey, thanks. Just one quick one. I think it’s for Ed Provost, probably.

When you think about things that are happening outside of your control, I think there are a couple of items that are possibly notable for the options industry. One is the OCC is raising clearing fees I think in December, so maybe that’s introducing some friction. And then I think at the beginning of next year, although maybe that’s getting pushed out, there’s the tax change, 871(m), I guess. So I’m just wondering if there’s any comments you have on both of those items. How they impact the industry and if that’s something we should be worried about, or is there any opportunities around that, thanks.

ED TILLY:  So 871, just to remind everyone else is really the imposition of the US withholding tax and dividend equivalence for foreign investors. So you’ve kind of got us into the weeds there, Alex, great question. We think it’s extremely complicated. We think it will be very, very difficult to monitor from a retail perspective. And really what this is is the combination of option strategies that result in 80 delta combinations or stand-alone option strategies and the effect of withholding from a foreign investor as a stock equivalent to avoid paying taxes on dividends.

The monitoring and implementation of this is extremely costly. CBOE has partnered with the OCC and we’ve been very vocal and written a number of letters on this. So we are concerned, but at the end of the day, from CBOE’s perspective, you know our mix, you know our breakdown and where our revenues come from. We don’t think this will be as material to CBOE as it might be from some of our other competitors who are much more reliant on single name options and that dividend flow. But we’re doing the majority of the lift with our partners at OCC, we’ve partnered the retailers who’ve all made comments on this. So complying is going to be difficult, we’ve asked for extensions on this so that we can all get ready to monitor and track through combinations and single option strategy maintaining and watching this 80 delta threshold. So as for – go ahead, Ed.

ED PROVOST:  I was just going to say, as to the portion of your question, Alex, on any increase in fees, whether it be an OCC fee, an exchange fee, it’s never a positive to the customer experience. All that being said, the industry affords a very low cost of doing business. The brokerage firms who are highly focused in this area of the business are very, very competitive in the commission that end user customers ultimately pay. We don’t think that those fees will have any material impact on customer business going forward, but certainly we would rather not see fee increases because cost of doing business is always going to have some impact on the amount of business being done.

ALEX KRAMM:  Very good, thank you again.

OPERATOR:  Thank you. Next is another follow up, this is from Chris Allen with Buckingham.

CHRIS ALLEN:  Hey guys, I wanted to ask about the synergies you guys have laid out for the Bats deal. You obviously have the integration planning going on board. I was just wondering if you have any kind of updated thoughts. Because when we look at the trade technology moving over to Bats and over half a year head count in trading support development and then a sizable amount of consulting fees related to the technology and outside services, it seems like there could be upside to the synergies that are laid out.

ALAN DEAN:  Chris, this is Alan. At this point I don’t have any updates for you on synergies. We are in the middle of the integration and the planning process right now, so it’s really premature for me to update that for you. I will reiterate that I am highly confident that the synergy numbers that we came out with when we announced the transaction with Bats are highly achievable, I still believe that, that hasn’t changed, and they are focused on IT, as you mentioned. As I get more clarity, if there’s something material, certainly I’ll update you and other analysts as we go through this. But right now, nothing new other than to reiterate I feel good about those numbers.

CHRIS ALLEN:  Got it, thanks.

OPERATOR:  Thank you, and as there are no more questions at the present time, I would like to return the call to management for any closing comments.

DEBBIE KOOPMAN:  Thank you. That completes our call this morning. We appreciate everyone’s participation today and your interest in CBOE. We look forward to speaking to you at future calls, and I’ll be available today for any follow-up questions. Thanks again.

OPERATOR:  Thank you. The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.